Exhibit 99 (a)
Household Home Equity Loan Trust 2001-2

Original Principal Class A	670,730,000.00
Number of Class A Bonds (000's)	670,730.00
Original Principal Class M	83,840,000.00
Number of Class M Bonds (000's)	83,840.00
		Sum of 1/21/2003
Distribution Date		to 12/22/2003

		Total 2003
CLASS A
Class A Principal Distribution	206,693,842.23
Class A Interest Distribution		4,192,659.92

CLASS M
Class M Principal Distribution	25,836,345.08
Class M Interest Distribution	711,422.85